SEC FILE NUMBER 0-50394

SEC FILE NUMBER 153423 10 8

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Central Energy Partners, L.P.

Full name of registrant:

Rio Vista Energy Partners L.P.

Former name if applicable:

8150 N. Central Expressway, Suite 1525

Address of principal executive office (Street and number):

Dallas, Texas 75206

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is preparing its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Report”), with expanded financial and other disclosures in lieu of filing a separate Annual Report on Form 10-K for the years ended December 31, 2009 and Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, March 31, 2010, June 30, 2010 and September 30, 2010. We believe that the filing of this expanded annual report enables the Registrant to provide information to investors in a more efficient manner than separately filing each of the annual and quarterly reports described above. The amount of work necessary to prepare, audit and review the financial information for the eight periods covered by the Annual Report is significant. As a result, the company has not been able to complete the necessary financial reviews, and does not have available to it, all financial and other information needed to file the report by March 31, 2011, the date on which such Report is due under the filing requirements for a “small reporting company.” The Registrant will file the Report on or before the 15th calendar day following the prescribed due date of March 31, 2011.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ian T. Bothwell	(310)	563-1830
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Central Energy Partners, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/Ian T. Bothwell

Ian T. Bothwell
Executive Vice President, Chief Financial Officer and Principal Accounting Officer of Central Energy GP LLC, General Partner of Central Energy Partners, L.P.

Explanation of Significant Change in Results of Operations

Since the filing of its last Annual Report on Form 10-K for the year ended December 31, 2008, the Registrant has undergone a number of changes to its business as previously reported by the filing of a number of Current Reports on Form 8-K.

As disclosed in Current Report on Form 8-K filed on June 2, 2009, the Registrant entered into a settlement agreement dated May 27, 2009 by and among the Registrant, an indirect, wholly-owned subsidiary of the Registrant, TCW Asset Management Company and TCW Energy X Blocker, L.L.C. whereby the Registrant and its subsidiary surrendered all of their respective equity interest in Rio Vista Operating LLC, the General Partner of Rio Vista Operating Partnership L.P., which was the owner of all of the oil and gas properties held by the Registrant in satisfaction of amounts owing on the loan agreement with TCW. As a result, the Registrant no longer participates in the development or production and/or as operator of oil and natural gas properties.

As disclosed in Current Reports on Form 8-K filed on May 28, 2010, August 13, 2010 and November 23, 2010, the Registrant, Penn Octane Corporation and Central Energy, LP entered into a Securities Purchase and Sale Agreement dated May 25, 2010, as amended, whereby the Registrant issued and sold 12,724,019 newly issued Common Units for $3,950,291 to Central Energy, LP. At the same time, Penn Octane Corporation and a former affiliate of Penn Octane Corporation and the Registrant sold 100% of the limited liability company interest in the General Partner of the Registrant to Central Energy, LP for $149,709. As a result, Central Energy LP, a Delaware limited partnership, holds all of the outstanding ownership interest in the General Partner and 80% of the Common Units of the Registrant.

As a result of these transactions, there has been a significant change in the Registrant’s operations. As stated in Item III of this Form 12b-25, the Registrant has not as yet completed all of the financial analysis necessary to provide an estimated result of these changes in operations. Such information will be provided in the Report on Form 10-K for the period ended December 31, 2010, which will be filed on or before the 15th day following the prescribed due date of March 31, 2011.